
September 5, 2023

Martin F. Antranik Eurnekian
Chief Executive Officer
Corporación América Airports S.A.
128, Boulevard de la Pétrusse
L-2330, Luxembourg
Grand Duchy of Luxembourg

>   **Re: Corporación América Airports S.A.**
>   **Registration Statement on Form F-3**
>   **Filed August 28, 2023**
>   **File No. 333-274239**

Dear Martin F. Antranik Eurnekian:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation

cc: Alejandro A. Gordano, Esq.